# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sol-Gel Technologies Ltd, CIK 0001684693
CUSIP: M8694L137
Title of class of securities: Ordinary Shares, par value NIS 1.00 per share.
Address of issuer's principal executive offices: 6 HaChoshlim St.,, Bldg. C,, Herzliya,, Israel (L3), 6701101
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-26-012216
Filed by CIK 0001595855

## Reporting persons
- Opaleye Management Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (15.41% of the class)
- Opaleye, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 485,000; sole dispositive power 0; shared dispositive power 485,000; aggregate amount beneficially owned 485,000 (14.94% of the class)
- James Silverman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (15.41% of the class)

## Item 1. Issuer
Name of issuer: Sol-Gel Technologies Ltd
Address of issuer's principal executive offices: 6 HaChoshlim St., Bldg. C, Herzliya, ISRAEL, 6701101

## Item 2. Person Filing
Name of person filing: This statement is filed by (i) Opaleye Management Inc. (the "Adviser"), (ii) Opaleye, L.P. (the "Fund") and (iii) James Silverman with respect to shares directly held by the Fund. The Adviser serves as investment adviser to the Fund. Mr. Silverman exercises control over the Adviser. Based on 3,245,270 Ordinary Shares outstanding on March 25, 2026, as provided in the Issuer's 424(b)(3) prospectus filed with the SEC on March 24, 2026. The filing of this statement should not be construed as an admission that any of the foregoing persons is, for the purposes of Section 13 of the Securities Exchange Act, the beneficial owner of the shares reported herein.
Address of principal business office or, if none, residence: One Boston Place, 26th Floor, Boston, MA 02108
Citizenship: Opaleye Management Inc. - Massachusetts Opaleye, L.P. - Massachusetts James Silverman - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 500,000.00
Percent of class: 15.41
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 500,000.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 500,000.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Opaleye Management Inc.: /s/ James Silverman, President (05/06/2026)
- Opaleye, L.P.: /s/ James Silverman, General Partner (05/06/2026)
- James Silverman: /s/ James Silverman, Individually (05/06/2026)
Comment: Exhibit 99.1 Joint Filing Agreement by and among the reporting persons